UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: December 14, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group® Announces Shareholder Rights Plan

MONTREAL, QUEBEC and SARASOTA, FLORIDA – December 14, 2015 – Intertape Polymer Group Inc. (TSX: ITP) (“IPG®”) announces that it has entered into a Shareholder Rights Plan Agreement with CST Trust Company, as rights agent, effective immediately.

The purpose of the Shareholder Rights Plan (the “Rights Plan”) is to provide IPG’s Board of Directors with additional time, in the event of an unsolicited takeover bid, to develop and propose alternatives to the bid and negotiate with the bidder, as well as to ensure equal treatment of shareholders in the context of an acquisition of control made other than by way of an offer to all shareholders, and lessen the pressure on shareholders to tender to a bid. The Rights Plan has not been adopted in response to, or in anticipation of, any known or anticipated takeover bid or proposal to acquire control of IPG. The Rights Plan is similar to plans adopted by many Canadian public companies.

IPG’s Board of Directors has implemented the Rights Plan by authorizing the issuance of one right (a “Right”) in respect of each common share outstanding at the close of business on December 14, 2015 (the “Record Time”) and in respect of each voting share issued by IPG after the Record Time. The Rights trade with, and are represented by, the common shares. Until such time as the Rights separate, when they become exercisable, Rights certificates will not be distributed to shareholders and no further action is required by shareholders.

If a person, or a group acting jointly or in concert (each, an “Offeror”), acquires beneficial ownership of 20% or more of the then outstanding voting shares (other than pursuant to an exemption available under the Rights Plan), Rights (other than those held by such Offeror, which will become void) will separate and permit the holders thereof to purchase additional shares at a substantial discount to the market price of the shares at that time. Pursuant to the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders will be deemed to be a “permitted bid” and will not trigger a separation under the Rights Plan. These criteria require, among other things, that the bid be made by way of a takeover bid circular to all holders of voting shares other than the Offeror, that all shareholders be treated equally and that the bid remain open for acceptance by shareholders for at least 60 days or such longer period as may be prescribed by law as the minimum deposit period.

Prior to separation, the Rights Plan is not dilutive and will not affect reported earnings per share or change the way in which shareholders would otherwise trade shares. Upon separation, reported earnings per share, on a fully diluted or non-diluted basis, may be affected. Shareholders who do not exercise their Rights upon separation may suffer substantial dilution along with the Offeror.

The Rights Plan is effective immediately and the Toronto Stock Exchange has accepted notice of the Rights Plan for filing subject to it being ratified by IPG’s shareholders within six months of the effective date of December 14, 2015. If it is not confirmed by shareholders within six months, the Rights Plan and any Rights issued thereunder will terminate.

A copy of the Shareholder Rights Plan will be available under IPG’s profile on SEDAR at www.sedar.com and will be filed with the U.S. Securities and Exchange Commission.

About lntertape Polymer Group

lntertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and one in Europe.

For information about lntertape. visit www.itape.com

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the effects and operation of the Rights Plan, the potential, future impact of the Rights Plan on earnings per share and dilution, and the Rights Plan’s ratification and potential termination, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions and expectations concerning, among other things, shareholder reaction to the Rights Plan and the accounting implications of a triggering of the Rights Plan. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

For further information please contact:

MaisonBrison Communications

Pierre Boucher

514-731-0000